SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE and Customers Sweep Up Eight Homeland Security Awards from Government Security News, Dated December 3, 2014

99.2	Press Release: NICE Awarded by Relatório Bancario for Delivering Advanced Solutions to Financial Sector, Dated December 3, 2014

99.3	Press Release: NICE Participates in Sixth NENA Industry Collaboration Event Focusing on End-to-End NG9-1-1 Interoperability, Dated December 8, 2014

99.4	Press Release: NICE Systems and CloudScann Provide a New Perspective for Security Organizations with Mobile App Solution, Dated December 10, 2014

99.5	Press Release: Largest Military Medical Facility in Department of Defense Selects NICE Suspect Search to Help Ensure Patient Security and Safety, Dated December 22, 2014

99.6	Press Release: NICE Brings Home Two TMC CUSTOMER Product of the Year Awards, Dated December 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: January 6, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE and Customers Sweep Up Eight Homeland Security Awards from Government Security News, Dated December 3, 2014

99.2	Press Release: NICE Awarded by Relatório Bancario for Delivering Advanced Solutions to Financial Sector, Dated December 3, 2014

99.3	Press Release: NICE Participates in Sixth NENA Industry Collaboration Event Focusing on End-to-End NG9-1-1 Interoperability, Dated December 8, 2014

99.4	Press Release: NICE Systems and CloudScann Provide a New Perspective for Security Organizations with Mobile App Solution, Dated December 10, 2014

99.5	Press Release: Largest Military Medical Facility in Department of Defense Selects NICE Suspect Search to Help Ensure Patient Security and Safety, Dated December 22, 2014

99.6	Press Release: NICE Brings Home Two TMC CUSTOMER Product of the Year Awards, Dated December 29, 2014